UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-37429

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Information

December 31, 2015 and 2014

and for the Year Ended December 31, 2015

Note: All other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee

Expedia Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 17, 2016

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$412,576,167	$369,745,082
Notes receivable from participants	5,979,378	5,600,338
Employer contribution receivable	884,224	—

Net assets available for benefits	$419,439,769	$375,345,420

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Contributions:
Participant contributions	$46,755,383
Employer contributions	14,882,433
Rollover contributions	7,154,429

Total contributions	68,792,245

Investment income (loss):
Net realized and unrealized depreciation in fair value of investments	(11,337,020)
Dividend and interest income on investments	15,499,001

Total investment income	4,161,981

Interest income on notes receivable from participants	233,834

Deductions:
Benefits paid to participants	28,541,760
Administrative expenses	551,951

Total deductions	29,093,711

Net increase in net assets available for benefits	44,094,349

Net assets available for benefits at:
Beginning of year	375,345,420

End of year	$419,439,769

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election and/or designated investment options. The qualified default investment funds are various Vanguard Target Retirement Funds.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.

There are two types of Company contributions available under the Plan. (1) The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. In addition, the Company shall contribute a matching contribution after the end of each plan year (“true-up matching contributions”) in an amount sufficient to ensure the participant receives matching contributions for the plan year equal to 50% of the participants 401(k) contributions for the plan year that do not exceed 6% of the participants compensation for the plan year, provided that the participant is employed on the last day of the plan year. For the year ended December 31, 2015, true-up matching contributions of $884,224 were made to the Plan. (2) The Company may also make discretionary matching and/or profit sharing contributions. For the year ended December 31, 2015, no discretionary matching or profit sharing contributions were made to the Plan.

Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Notes to Financial Statements  (continued)

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2015 and 2014 were $250,921 and $506,416, respectively. During 2015, $999,449 of the forfeited amounts were used to fund Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2015, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2031.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59 1⁄2 may elect to withdraw some or all of their vested account balances while still

Notes to Financial Statements  (continued)

employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty.

Administrative Expenses

Expenses to administer the Plan are substantially paid by participants through quarterly fees charged to their accounts, transaction fees and revenue sharing from certain investments. To the extent not paid by participants, administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values (“NAVs”) of shares held by the Plan at year end. The Plan invests in the Fidelity Managed Income Portfolio (“MIP”) stable value common collective trust fund. The

Notes to Financial Statements  (continued)

Plan’s interest in the MIP is valued at the NAV practical expedient of the underlying investments reported by the issuer of the common collective trust at year-end. This practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from reported net asset value. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification (“ASC”) Topic 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted and has applied this ASU 2015-07 retrospectively, as required. The Plan presents the investment valued at NAV practical expedient disclosure required by ASU 2015-07 below the fair value hierarchy tables for 2015 and 2014 in Note 3, “Fair Value of Investments.” There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part I) Fully Benefit –Responsive Investment contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” (“ASU 2015-12”), which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair

Notes to Financial Statements  (continued)

value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also eliminates the disclosure to disaggregate investments by nature, characteristics, and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early-adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively. The adoption of ASU 2015-12 has resulted in the reclassification of $175,553 related to the adjustment from fair value to contract value for fully benefit-responsive common collective trust fund within the statement of net assets available for benefits as of December 31, 2014. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, the disclosure to disaggregate investments by nature, characteristics, and risks, as well as the net appreciation or depreciation of fair values by type. There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2015.

3. Fair Value of Investments

The Plan’s investments are measured at fair value on a recurring basis. ASC Topic 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s money market funds, mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets.

Notes to Financial Statements  (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014:

Investment Assets at Fair Value as of December 31, 2015

	Level 1	Total
Mutual Funds	$369,168,647	$369,168,647
Investments in self-directed brokerage accounts	11,804,273	11,804,273
Investments in Expedia, Inc. common stock	19,080,386	19,080,386

Total investments at fair value	400,053,306	400,053,306

Common collective trust fund measured at NAV*	—	12,522,861

Total investments	$400,053,306	$412,576,167

Investment Assets at Fair Value as of December 31, 2014

	Level 1	Total
Mutual Funds	$336,139,564	$336,139,564
Investments in self-directed brokerage accounts	9,718,759	9,718,759
Investments in Expedia, Inc. common stock	12,051,742	12,051,742

Total investments at fair value	357,910,065	357,910,065

Common collective trust fund measured at NAV*	—	11,835,017

Total investments	$357,910,065	$369,745,082

*	Certain investments that are measured at fair value using the NAV per share (or its eqivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and therefore entitled to favorable tax treatment. The favorable determination letter is subject to the adoption of additional amendments that were proposed to the IRS as part of this letter

Notes to Financial Statements  (continued)

process. Such additional amendments have been timely adopted by the Company. Although the Plan has been amended since receiving the determination letter, the Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified and the related trust is tax exempt.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator’s knowledge, there are currently no audits in progress for any tax periods.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits, per the financial statements	$419,439,769	$375,345,420
Less: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	—	(175,553)

Net assets available for benefits at fair value, per the Form 5500	$419,439,769	$375,520,973

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

2015
Net increase in net assets available for benefits, per the financial statements	$44,094,349
Plus: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(175,553)

Net income, per the Form 5500	$43,918,796

7. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $113,887 for the year ended December 31, 2015.

Notes to Financial Statements  (continued)

At December 31, 2015 and 2014, the Plan held 153,490 and 141,173 shares, respectively, of common stock of the Company, with a cost basis of $8,473,895 and $6,021,506, respectively, and fair value of $19,080,386 and $12,051,742, respectively. During the year ended December 31, 2015, the Plan recorded $123,351 in dividend income on the common stock of the Company.

Supplemental Information

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered investment companies:
	Vanguard Target Retirement Fund 2010	17,331 shares	$431,205
	Vanguard Target Retirement Fund 2015	131,171 shares	1,866,570
	Vanguard Target Retirement Fund 2020	260,693 shares	7,077,821
	Vanguard Target Retirement Fund 2025	653,059 shares	10,200,789
	Vanguard Target Retirement Fund 2030	569,160 shares	15,777,126
	Vanguard Target Retirement Fund 2035	1,474,163 shares	24,824,911
	Vanguard Target Retirement Fund 2040	999,534 shares	28,436,731
	Vanguard Target Retirement Fund 2045	1,751,991 shares	31,150,401
	Vanguard Target Retirement Fund 2050	582,368 shares	16,591,665
	Vanguard Target Retirement Fund 2055	176,499 shares	5,441,470
	Vanguard Target Retirement Income Fund	22,757 shares	283,322
*	Fidelity ContraFund K	482,025 shares	47,662,635
*	Fidelity Diversified International K Fund	510,637 shares	17,867,180
*	Fidelity Low- Priced Stock K Fund	549,612 shares	26,221,970
	Conestoga Small Cap Institutional Fund	224,379 shares	8,043,973
*	Spartan Extended Market Fund	124,421 shares	6,245,938
*	Spartan International Fund	139,382 shares	5,007,991
*	Spartan 500 Index Fund	438,118 shares	31,461,278
	Dodge & Cox International Stock Fund	383,435 shares	13,987,713
	Goldman Sachs Small Cap Value Fund	269,111 shares	13,425,939
	TimesSquare Midcap Growth Fund	740,600 shares	12,834,594
	MainStay Large Cap Growth Fund	1,561,238 shares	15,346,969
	Affiliated Managers Group Value Fund	665,049 shares	6,524,127
	Loomis Sayles Core Plus Bond N Fund	1,245,790 shares	15,298,301
	Vanguard Total Bond Market Index Fund Institutional	672,747 shares	7,158,028

	Total registered investment companies		369,168,647
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	12,522,860 units	12,522,861
	Common stock:
*	Expedia, Inc. common stock	153,490 shares	19,080,386

	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks	11,804,273

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25%, maturing through 2031	5,979,378

			$418,555,545

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ Connie Symes
June 17, 2016		Connie Symes
Chair of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP